VIA EDGAR

June 27, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20549

Attn: Brian Fetterolf

Re:	Webuy Global Ltd
File No. 333-288310 Registration Statement on Form F-1, as amended

Ladies and Gentlemen:

As the placement agent of the proposed offering of Webuy Global Ltd (the “Company”), we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:30 p.m., Eastern Time, on June 27, 2025, or as soon thereafter as is practicable.

The undersigned confirms that it has complied and will continue to comply with, and it has been informed or will be informed by participating dealers that it has complied or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

D. Boral Capital LLC

By:	/s/ Stephanie Hu
Name: Title:	Stephanie Hu Co-Head of Invest Banking